7140 Office Circle
P. O. Box 15600
Evansville, IN  47716-0600
Phone:  (812) 962-5000
Fax:  (812) 962-5400

April 3, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Accuride Corporation – Application for Withdrawal of Post Effective Amendment No. 1 to Regulation Statement on Form S-1 (File No. 333-167111)

Ladies and Gentlemen:

 Accuride Corporation, a Delaware corporation (the “Company”), hereby requests that its post-effective amendment No. 1 to Registration Statement on Form S-1 (File No. 333-167111), filed with the Securities and Exchange Commission (the “Commission”) on Form S-1/A on March 13, 2012 (the “Post-Effective Amendment”), be withdrawn.

The Company is requesting withdrawal of the Post-Effective Amendment because of a filing error relating to the EDGAR coding. The Post-Effective Amendment was incorrectly coded and filed on Form “S-1/A,” whereas the Company intended the Post-Effective Amendment to be filed with the Commission as a “POS AM.”  The Company re-filed a post-effective amendment using the correct EDGAR code on March 23, 2012.  No securities were sold under the Post-Effective Amendment.

If you have any questions regarding the foregoing application for withdrawal, please telephone Stephen A. Martin, Senior Vice President / General Counsel of the Company, at (812) 962-5068.

Very truly yours,

ACCURIDE CORPORATION

By: /s/ Stephen A. Martin
Name: Stephen A. Martin
Title:  Senior Vice President / General Counsel